TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
January 28, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Press release dated January 23, 2003 and entitled "Application of New Assumed Investment Yields for Insurance and Annuity Products from April 2003".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

January 23, 2003
Daido Life Insurance Company
Security Code: 8799

Application of New Assumed Investment Yields for Insurance and Annuity Products from April 2003

Daido Life Insurance Company announced today that, due to the harsh investment environment related to prolonged low market interest rates, new assumed investment yields will apply to its insurance and annuity products from April 2003, as more fully described bellow.

1. Reduction of Assumed Investment Yields for Insurance and Annuity Products

Applicable Products	Assumed Investment Yield	
	Current	New
Individual Insurance and Individual Annuities		
Participating Type (Products with annual payment of policyholder dividends)		
All Products Except Variable Annuities	2.00%	1.50%
Variable Annuities	1.75%	1.00%
Semi-Participating Type (Products with policyholder dividends payable every five years related to investment)	2.15%	1.65%
Non-Participating Type (Products with no policyholder dividends)	2.35%	1.85%
Worker's Asset-Formation Insurance and Annuities	2.50%	1.50%

Note: The assumed investment yield for single premium products has already been reduced to 1.0% in December 2002.

2. Applicable Date
-Individual Insurance and Individual Annuities: The reduced rates will apply to all new policies and renewal policies written on or after April 2, 2003.
-Worker's Asset-Formation Insurance and Annuities: The reduced rate will apply to all new policies and all policies in force from April 1, 2003.